

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Via Email
Robert R. Chai-Onn
Executive Vice President, General Counsel, and Chief Legal Officer
Valeant Pharmaceuticals International, Inc.
2150 St. Elzéar Blvd. West
Laval, Québec
Canada, H7L 4A8

Re: **Valeant Pharmaceuticals International, Inc.**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed July 23, 2014
        File No. 333-196856

        Amendment No. 1 to Schedule TO
        Filed July 23, 2014
        File No. 005-40724

        Revised Preliminary Proxy Statement on Form PRER14A
        Filed July 23, 2014
        File No. 001-14956

Dear Mr. Chai-Onn:

We have reviewed your filings as indicated above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

What will I receive for my shares of Allergan common stock?, page 1

1. Refer to comment 5 in our first comment letter. We continue to believe the disclosure, as revised throughout the prospectus, remains unclear as to what shareholders will receive if they tender their Allergan shares without making a specific cash/stock election. Please revise to present this information more clearly.

What percentage of Valeant's common shares will former holders of Allergan stock own after the offer?, page 5

2. We note your response to prior Comment 10. Please revise your disclosure to specifically identify the maximum possible percentage of Valeant shares that Pershing Square will own upon consummation of the exchange offer.

Background of the Offer, page 39

3. We note your revised disclosure in response to prior Comment 14. Please further revise your disclosure with respect to the February 6, 2014 discussion between Mr. Ackman and Mr. Pearson to indicate the specific steps Pershing Square agreed to take if it determined it was interested in a particular target identified by Valeant.

4. Please also revise your disclosure to indicate how the terms of the confidentiality agreement were modified to "facilitate the sharing of confidential information" between Valeant and Pershing Square.

5. We note your response to prior Comment 15 and your statement that the terms and obligations of the confidentiality agreement are neither relevant nor material to the exchange offer. Please provide us with a supplemental copy of your confidentiality agreement.

6. We note your response to prior Comment 16. Please provide us with a reasonably detailed explanation of how the information provided to Pershing Square with respect to Valeant is "more detailed" than or otherwise different from the disclosure provided in Form S-4.

7. We note your revised disclosure in response to prior Comment 18. Please revise your disclosure to identify a range of strike prices for the forward purchase contracts underlying the 3,450,000 shares of Allergan common stock purchase by PS Fund 1.

8. We note your response to prior Comment 19 and your statements that the identities of shareholders who have expressed support for the merger are not material to Allergan shareholders. We continue to believe that a reasonable investor would consider the identity of shareholders who expressed support for the merger to be material to an investment decision. Please revise your disclosure to identify the specific shareholders you are referring to or remove this reference from the registration statement.

Reasons for the Offer, page 52

9. We note your revised disclosure in response to prior Comment 21. We note that the investor presentation attached to the Form 8-K filed by Allergan on July 21, 2014 announced Allergan's restructuring plan for the remainder of 2014 which includes annual

cost reductions of $475 million, a 13% reduction in workforce, and closure of 3 facilities. Please revise your disclosure to address how your proposed annual cost synergies of $2.7 billion following integration of Allergan are impacted by Allergan's announced restructuring.

10. Please further revise your disclosure to specify how your experience and industry knowledge will allow you to realize an annual run rate of approximately 80% of the synergies resulting from a combination of Valeant and Allergan within six months of such a combination.

11. We note your response to prior Comment 23. Please further revise your disclosure to note that your proposed acquisition of Allergan is substantially larger than your three largest acquisitions to date. Please also provide additional support for your belief that your prior integration of significantly smaller acquisitions translates into an ability to successfully integrate Allergan.

Unaudited Pro Forma Condensed Combined Financial Statements, page 86

12. Refer to your response to comment 35. We continue to believe that the disclosure is necessary due to the provisional nature of the valuation of the assets acquired and liabilities assumed under the proposed combination with Allergan and your disclosure that the terms and conditions of any merger agreement may be different from those reflected in the unaudited pro forma condensed combined financial statements. Also, you disclose that you have not had the cooperation of Allergan's management or due diligence access to Allergan or its business or management in the preparation of the unaudited pro forma condensed combined financial statements. Please revise your disclosure to present additional pro forma presentations to give effect to the range of possible results as previously requested.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
5- Assets to be Acquired and Liabilities to be Assumed in Connection with the Proposed Combination with Allergan, page 100

13. In your response to prior comment 35 you state that the disclosure in Footnote 5 on pages 101-102 has been expanded to include sensitivity analyses which provide the potential impact to the Unaudited Pro Forma Condensed Combined Statement of Loss resulting from hypothetical changes in the valuation of intangible assets and property, plant and equipment. Please revise your disclosure to clarify that the sensitivity analyses give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

You may contact Kei Nakada at (202) 551-3659 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Christina Chalk at (202) 551-3263 with any other questions. In this regard, please also feel free to contact me at (202) 551- 3715.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey Riedler
Assistant Director

cc: <u>Via Email</u>
       Alison S. Ressler
       Sullivan & Cromwell LLP